As filed with the Securities and Exchange Commission on September 25, 2001

                                            Registration Statement No. 333-63748

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                              AMENDMENT NO. 3

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                          SALIX PHARMACEUTICALS, LTD.
             (Exact name of registrant as specified in its charter)

                                --------------

               British Virgin Islands                                      94-3267443
            (State or other jurisdiction                                (I.R.S. Employer
         of incorporation or organization)                             Identification No.)

                          8540 Colonnade Center Drive
                                   Suite 501
                         Raleigh, North Carolina 27615
                                 (919) 862-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                               ROBERT P. RUSCHER
                                   President
                          Salix Pharmaceuticals, Ltd.
                     8540 Colonnade Center Drive, Suite 501
                         Raleigh, North Carolina 27615
                                 (919) 862-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                               DONALD R. REYNOLDS
                       Wyrick Robbins Yates & Ponton LLP
                        4101 Lake Boone Trail, Suite 300
                         Raleigh, North Carolina 27607
                                 (919) 781-4000
                               Fax (919) 781-4865

                                --------------
   Approximate date of proposed sale to the public: From time to time after this registration statement becomes effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE

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--------------------------------------------------------------------------------

                                                             Proposed Maximum
 Title of Each Class of                    Proposed Maximum      Aggregate         Amount of
       Securities          Amount to be     Offering Price       Offering        Registration
    to be Registered       Registered(1)      Per Share(2)        Price(1)          Fee(3)
---------------------------------------------------------------------------------------------
Common Stock, no par
 value per share.......      1,960,000          $21.825         $42,777,000       $10,694.25

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--------------------------------------------------------------------------------

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock

(2) Estimated in accordance with Rule 457 solely for the purpose of calculating the registration fee, based upon the average of the high and low prices of the common stock on the Nasdaq National Market on June 20, 2001.

(3) Previously paid.
                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete. It might change. We       +
+cannot sell these securities until the registration statement that we have + +filed with the SEC is effective. This prospectus is not an offer to sell, nor + +does it solicit an offer to buy, these securities in any state where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 2001


PROSPECTUS


                                1,960,000 Shares

                          SALIX PHARMACEUTICALS, LTD.

                                  Common Stock

                                  -----------

  This is a resale prospectus for the sale of up to 1,960,000 shares of common stock of Salix Pharmaceuticals, Ltd. by the selling shareholders listed herein.

  Our common stock is traded on the Nasdaq National Market under the symbol "SLXP". On September 24, 2001, the last sale price of our common stock on the Nasdaq National Market was $12.10 per share.


  Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.



                   The date of this prospectus is    , 2001.

                             SALIX PHARMACEUTICALS

   Salix Pharmaceuticals is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract. Our strategy is to:

  . identify and acquire drugs having an existing base of safety and efficacy data in humans for the treatment of gastrointestinal disease; and

  . apply our regulatory, product development, and sales and marketing expertise to commercialize these products.

   We select products that we believe have potential for rapid regulatory approval, and are marketable through our sales force to U.S.
gastroenterologists, who are doctors who specialize in gastrointestinal diseases. Once we receive regulatory approval to market a drug for an initial disease or condition, known as an indication, we might perform clinical studies for other broader indications to expand the approved use of the drug.

   Our first two products, balsalazide disodium, which we sell in the United States under the brand name Colazal(TM), and rifaximin, demonstrate our ability to execute this strategy. We licensed balsalazide from Biorex and completed the development work, which resulted in U.S. Food and Drug Administration, or FDA, approval in July 2000. We licensed rifaximin from Alfa Wassermann. We have completed rifaximin Phase III clinical trials, the last stage of trials required before submitting a New Drug Application, or NDA, to the FDA. We currently intend to market these and future products to U.S. gastroenterologists through our own direct sales force, and enter into distribution relationships outside the United States and in markets where a larger sales organization is necessary.

Colazal(TM)

   Our lead product is balsalazide disodium, which we sell in the United States under the brand name Colazal. Colazal is the first new drug approved in 10 years and the first new oral therapy approved in seven years by the FDA for the treatment of mildly to moderately active ulcerative colitis. Ulcerative colitis is a chronic form of inflammatory bowel disease characterized by inflammation of the lining of the colon. Symptoms of active ulcerative colitis include rectal bleeding, abdominal pain, increased stool frequency, loss of appetite, fever and weight loss. The cause of ulcerative colitis is unknown. There is no known cure except for removal of the colon. This disease affects roughly 500,000 people in the United States, typically under the age of 40. In 2000, U.S. sales of 5-ASA prescription products to treat ulcerative colitis totaled approximately $375 million. In terms of prescription dollar sales, this market has been growing at an annual compound rate exceeding 25% for the last 10 years.

   Based on clinical trials, Colazal has shown an efficacy and safety profile that has significant advantages over currently available treatments. Current treatments either have significant side effects causing up to 30-40% of patients to discontinue treatment, or do not efficiently deliver maximal doses of the active therapeutic agent to the colon. Colazal contains the same active therapeutic agent, known as 5-ASA, as Asacol(R), the market-leading drug with sales of $220 million in 2000. Because Colazal's proprietary formulation allows 99% of the drug to reach the colon, it works more quickly than a similar dose of Asacol.

   As a result of receiving FDA approval to market Colazal as a treatment for ulcerative colitis in July 2000, we launched Colazal in the United States in January 2001 using our own sales force. We sold $3.3 million worth of Colazal in the quarter ended March 31, 2001.

Rifaximin

   Our second drug, rifaximin, is an antibiotic that we intend to establish as the drug of choice for the treatment of a broad range of gastrointestinal infections. According to the National Ambulatory Medical Care and National Hospital Ambulatory Medical Care surveys, between 1992 and 1996 patients visited physicians an average over 15 million times annually in the United States due to diarrhea, vomiting or gastrointestinal infections. According to the Centers for Diease Control, each year between 20% and 50% of international travelers, an estimated 10 million persons, develop diarrhea, with approximately 80% of the cases caused by bacteria.

   We believe the advantages of rifaximin to treat these infections are two-fold: (1) site-targeted antibiotic delivery; and (2) superior tolerability. Less than 0.1% of the drug is absorbed into the bloodstream when it is taken orally. The drug causes fewer side effects or discomforts such as nausea, headache or dizziness observed with currently available, highly-absorbed antibiotics. It is also less likely to cause systemic resistance, in which the body blocks the effectiveness of the drug, or harmful interaction with other drugs a patient is taking.

   We completed a Phase III clinical study of rifaximin for the treatment of bacterial infectious diarrhea in the fourth quarter of 2000. Data from the Phase III study were published in May 2001 and showed that rifaximin is statistically better than placebo and has comparable efficacy to the market leader, ciprofloxacin. We expect to submit an NDA for this indication to the FDA in late 2001.

   The FDA granted rifaximin Orphan Drug status, allowing for priority review and seven years' market exclusivity, for a second indication, the treatment of hepatic encephalopathy. Hepatic encephalopathy is a rare syndrome caused by a build-up of toxic products, such as ammonia, due to advanced liver disease. Symptoms include intellectual deterioration, an altered state of consciousness, personality and behavior changes, and nervous system abnormalities. There are approximately 140,000 cases of hepatic encephalopathy per year in the United States. We believe that current antibiotic treatments are inadequate due to their limited antibacterial spectrum and broad side effects, including kidney toxicity. Lactulose, the only FDA-approved therapy for hepatic encephalopathy, increases the number of bowel movements per day to an amount considered intolerable by patients. We began Phase III clinical trials for rifaximin for this indication in Europe during the first quarter of 2001 and in the United States during the second quarter of 2001, and, assuming successful completion, intend to file a NDA submission with the FDA. Additionally, we intend to investigate the use of rifaximin in other indications such as antibiotic-associated and other forms of colitis, preventative treatment against infection prior to bowel surgery, diverticulitis and bacterial overgrowth of the small intestine.

                                ----------------

   Our principal executive offices are located at 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615. Our telephone number at that location is (919) 862-1000.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus discuss our plans and strategies for our business and are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are meant to identify these statements as forward-looking statements, but they are not the exclusive means of identifying them. The forward-looking statements in this prospectus reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed or implied by these statements, including:

  . The success or failure of our efforts to implement our business strategy;

  . Our ability to manage rapid growth;

  . Our limited sales and marketing experience;

  . The high cost and uncertainties relating to clinical trials;

  . The need for additional funds;

  . The unpredictability of the duration and results of regulatory review;

  . Our dependence on balsalazide and rifaximin, and the uncertainty of market acceptance of those products; and

  . The other factors discussed in the "Risk Factors" section and elsewhere in this prospectus.

   In evaluating these statements, you should specifically consider the risks described above and in other parts of this prospectus, including the "Risk Factors" section. These factors may cause our actual results to differ materially from any forward-looking statement.

                                  RISK FACTORS

   You should be aware that there are various risks to an investment in our common stock, including the material ones described below. Other risks we are not aware of or that we currently believe immaterial could affect your investment. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock.

   If any of the following risks or other risks not known to us now or that we currently believe immaterial develop into actual events then our business, financial condition, results of operations or prospects could be negatively affected. If that happens, the market price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business

We have a history of operating losses and expect future losses, which could have an adverse impact on your investment.

   We have had net losses in all but one quarter and until 2001 had not realized any material operating revenues from product sales, either directly by us or indirectly through our development and distribution partners. We currently expect operating losses to continue until product revenues reach a sufficient level to support ongoing operations. We might not ever be profitable on a consistent or predictable basis. As of June 30, 2001, we had incurred cumulative losses since inception of approximately $35.6 million.


Regulatory approval of our products is time-consuming, expensive and uncertain, which could result in unexpectedly high expenses and delay our ability to sell our products.


   Development, manufacture and marketing of both balsalazide and rifaximin are subject to extensive regulation by governmental authorities in the United States and other countries. This regulation could require us to incur significant unexpected expenses or delay or limit our ability to sell our products. The FDA has not approved rifaximin for use in the United States. If regulatory approval of rifaximin or any other product is granted, it will be limited to those disease states and conditions for which the product has been shown to be safe and effective, as demonstrated to the FDA's satisfaction through clinical studies. Approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, such as with Colazal, a marketed product, promotional activities for the product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labeling of the product.


   In May 1998, we received notification of approval of balsalazide as a treatment for acute ulcerative colitis in Austria, Belgium, Denmark, Italy, Luxembourg, and Sweden through the mutual recognition process of the European Union. Our then partners withdrew marketing applications from other EU countries that had questions that could not be addressed within the time constraints of the review period required by the mutual recognition process. These countries are Finland, France, Germany, Greece, Ireland, Netherlands, Portugal and Spain. Resubmission in these countries will primarily be the responsibility of our licensees, Shire Pharmaceuticals and Menarini, and they might not pursue these applications. Balsalazide might not receive approval from regulatory agencies in any member country of the European Union where the marketing application was withdrawn.


   We have completed a Phase III clinical study comparing rifaximin to placebo for the treatment of bacterial infectious diarrhea. We expect to file a new drug application, or NDA, for this use of rifaximin in late 2001. We have also recently initiated a Phase III clinical trial of rifaximin as a treatment of hepatic encephalopathy, a rare syndrome caused by a build-up of toxic products, such as ammonia, due to advanced liver disease.

Assuming successful completion of this trial, we intend to file an NDA for this use of rifaximin. However, even if we file any NDAs with the FDA, we might not be successful in obtaining regulatory approval in the United States or Canada.


Our success and revenue depend on two current compounds; if either is not successfully commercialized or if we do not acquire new products, our revenue might not grow, which could affect our stock price.


   We currently have rights to only two pharmaceutical compounds, balsalazide, which we market in the United States under the brand name Colazal, and rifaximin. Our prospects over the next three to five years are substantially dependent on the successful commercialization of these compounds, including their acceptance by the medical community and third-party payers as useful and cost-effective. We might be required to engage in expensive advertising, educational programs or other means to market these products. Virtually all of our product sales revenue to date has come from balsalazide. We expect that a significant portion of our potential revenue for the next few years will depend on regulatory approval and sales of balsalazide and rifaximin.


   Even if Colozal and rifaximin generate significant revenue and profits, our ability to increase revenue in the future will depend in part on our success in in-licensing or acquiring additional pharmaceutical products. Our license agreement with Alfa Wassermann provides that we may not promote, distribute or sell any antibiotic product that competes with rifaximin in the United States and Canada for a period of five years after the first commercial sale of rifaximin, thereby limiting our ability to acquire, develop or market products. We currently intend to seek to in-license or acquire pharmaceutical products that have been developed beyond the initial discovery phase and for which late-stage human clinical data is already available. These kinds of pharmaceutical products might not be available to us on attractive terms.


Provisions of the licenses for our current products or inability to maintain patents and proprietary rights could limit our revenue.


   We got our rights to balsalazide and rifaximin under license agreements with Biorex and Alfa Wassermann, respectively. If either Biorex or Alfa Wassermann terminates its license agreement with us, we would have no further rights to use its patents or trade secrets to manufacture and market balsalazide or rifaximin, as the case may be, which would have a material adverse affect on our revenue. Our rights under these licenses are subject to early termination upon material breach by us, our bankruptcy or insolvency or our failure to satisfy our manufacturing obligations under our distribution agreements.

   Because our strategy is to in-license or acquire pharmaceutical products which typically have been discovered and initially researched by others, our products might have limited or no remaining patent protection due to the time elapsed since their discovery. For example, the patents for the balsalazide composition of matter and method of treating ulcerative colitis with balsalazide expired in July 2001 in the United States, and the patents for the rifaximin composition of matter (also covering a process of making rifaximin and using rifaximin to treat gastrointestinal infectious diseases) expired in May 2001 in the United States and Canada. We have obtained patent extensions of five years in both Italy and the United Kingdom. We believe we might be granted additional extensions of up to five years, based on patent term restoration procedures established in Europe and in the United States under the Waxman-Hatch Act for products that have received regulatory approval. However, extensions might not be granted. Our licenses for balsalazide and rifaximin provide that our royalty obligations extend beyond the expiration date of the underlying patents, which could limit our ability to profitably sell those products if a generic version were introduced.


   We have filed applications for patents for additional indications using balsalazide and related chemical substances, but we might not be issued any new patents. Competitors could also design around our patents.


   In addition to patent protection, we also rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, through confidentiality agreements with our collaborative partners, employees and consultants. These agreements might be breached and we might not have adequate remedies for any breach. In addition, our trade secrets and proprietary know-how might otherwise become known or be independently developed by others. Litigation, which could result in substantial cost to us, might be necessary to enforce our patents or proprietary rights.


Claims by others that we infringe their intellectual property could be costly to us.


   Our patent or other proprietary rights related to our products might conflict with current or future rights of others. Because we have recently launched our first product in the United States, and are developing one other compound, intellectual property claims could be particularly damaging to our business. Litigation or patent interference proceedings, either of which could result in substantial cost to us, might be necessary to defend any patents issued to us and our other proprietary rights or to determine the scope and validity of other parties' proprietary rights. The defense of patent and intellectual property claims are both costly and time-consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our products. We might not be able to obtain a license to any third-party technology that we require to conduct our business, or, if obtainable, that technology might not be available at a reasonable cost.


Intense competition might render our products noncompetitive or obsolete.

   Competition in our business is intense and characterized by extensive research efforts and rapid technological progress. Technological developments by competitors, earlier regulatory approval for marketing competitive products, or superior marketing capabilities possessed by competitors could adversely affect the commercial potential of our products and could have a material adverse effect on our revenue and results of operations. We believe that there are numerous pharmaceutical and biotechnology companies, including large well-known pharmaceutical companies, as well as academic research groups throughout the world, engaged in research and development efforts with respect to pharmaceutical products targeted at gastrointestinal diseases and conditions addressed by our current and potential products. In particular, we are aware of products in research or development by competitors that address the diseases being targeted by our products. Developments by others might render our current and potential products obsolete or non-competitive. Competitors might be able to complete the development and regulatory approval process sooner and, therefore, market their products earlier than us. Many of our competitors have substantially greater financial, marketing and personnel resources and development capabilities than we do. For example, many large, well capitalized companies already offer products in the United States and Europe that target the proposed indications for balsalazide, including mesalamine (SmithKline Beecham plc, Dr. Falk Pharma GmbH, Axcan Pharma, Inc., Solvay S.A., The Procter & Gamble Company and Shire Pharmaceuticals), sulfasalazine (Pharmacia & Upjohn, Inc.), and olsalazine (Pharmacia & Upjohn, Inc.).


Our limited sales and marketing experience could limit our revenue.

   We have limited experience in marketing and selling our products either directly or through our relationships with licensees, which could materially and adversely impact our ability to generate significant revenue. We hired our first 30 sales representatives in late 2000 and hired approximately 25 more through September 2001 for the purpose of achieving direct sales of Colazal, rifaximin and other future products in the United States. Our marketing and direct sales efforts might not be successful.


We depend on distribution relationships for sales outside the United States, which has been our primary source of sales; if these relationships are not successful, this source of revenue will be limited.

   Our strategy is to enter into distribution relationships for our products outside the United States. As a result, we depend on others to sell our products outside the United States, which is where the great majority of our product sales revenue has come from to date. For example, the commercialization of balsalazide outside of the United States is entirely dependent on Menarini and Shire in their respective territories. Although we currently intend to seek new distribution relationships for other countries, we might not be able to successfully do so. Although Menarini has agreed to use its best endeavors to promote, market and sell balsalazide in its exclusive markets, there are no specified financial thresholds that Menarini must achieve to maintain its exclusivity. Our agreement with Menarini provides for a term of not less than 10 years from first launch. Likewise, there are no specific financial thresholds that Shire must achieve to maintain its exclusivity. Because our agreement with Shire effectively sold Shire European rights to balsalazide, we cannot get those rights back without Shire's consent or because of a breach of the agreement.


   Menarini's obligations to purchase balsalazide from us will terminate if we are unable or unwilling to adequately supply them with product. In these circumstances Menarini will receive a license to manufacture balsalazide. If this license becomes permanent, our revenues from sales by Menarini could be severely reduced or eliminated. Under our agreement with Shire, if the price at which Shire manufactures balsalazide, by itself or through third parties, exceeds a price ceiling for specified periods and quantities, we must pay Shire the excess cost, which would reduce our revenues.


   We might not be able to negotiate acceptable distribution arrangements in the future. Our current or future distribution arrangements, including the agreements with Menarini and Shire, might not be successful or might be terminated by the other party. The amount and timing of resources to be devoted to distribution of our products in most instances will not be within our control.






Failure to manage our growth could increase our expenses faster than our revenue.

   We have experienced significant growth in the number of our employees and the scope of our operations. In support of the January 2001 launch of Colazal in the United States, our number of employees has increased from approximately 15 on August 31, 2000 to approximately 60 on December 31, 2000 to approximately 105 on September 24, 2001. If we do not manage our growth, our expenses could increase faster than our revenue. We have recently established corporate headquarters in Raleigh, North Carolina. This growth and expansion is expected to place a significant strain on our management and operations. Our ability to manage growth effectively will depend upon our ability to broaden our management team and our ability to attract, hire, and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our employee base.







Risks Related to Owning Our Stock

Our stock price is volatile, which makes investing in our common stock risky.

   Our stock price has been extremely volatile and might continue to be, making an investment in our company risky. Between February 26, 2001, when our common stock started trading on the Nasdaq National Market, and September 24, 2001, the price of a share of our common stock varied from $11.25 to $25.23. Between November 20, 2000 and February 23, 2001, when our common stock traded on the Nasdaq Small-Cap Market, the price of a share of our common stock varied from $6.625 to $15.50. In the last 12 months that our common stock was traded on the Toronto Stock Exchange, ending November 24, 2000, the price per share dropped as low as $0.17 Canadian.


   The securities markets have experienced significant price and volume fluctuations unrelated to the performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have in the past and can in the future be expected to be especially volatile. Announcements of prescription trends, technological innovations or new products by us or our competitors, developments or disputes concerning proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, regulatory developments in both the United States and other countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in our financial results, might have a significant impact on the market price of our common stock.

Antitakeover provisions could discourage a takeover that you consider to be in your best interest or prevent the removal of our current directors and management.

   We have adopted a number of provisions that could have antitakeover effects or prevent the removal of our current directors and management. We have adopted a shareholder protection rights plan, commonly referred to as a poison pill. The rights plan is intended to deter an attempt to acquire Salix in a manner or on terms not approved by the Board of Directors. The rights plan will not prevent an acquisition that is approved by the Board of Directors. Our charter authorizes the Board of Directors to determine the terms of up to 5,000,000 shares of undesignated preferred stock and issue them without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, voting control of Salix in order to remove our current directors and management. These provisions could make more difficult the removal of our current directors and management or a takeover of Salix, even if the events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public the SEC's web site at "http:/www.sec.gov."

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1. Annual Report on Form 10-K for the year ended December 31, 2000;

  2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

  3. Current Reports on Form 8-K filed on February 27, 2001, April 9, 2001, May 2, 2001, May 16, 2001, May 24, 2001, May 30, 2001, June 15, 2001, June
  27, 2001, July 31, 2001, August 1, 2001 and August 30, 2001;

  4. definitive proxy solicitation materials dated April 30, 2001; and

  5. the description of our stock contained in our registration statements filed pursuant to Section 12 of the Exchange Act, as amended from time to time.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                          Salix Pharmaceuticals, Ltd.
                              Investor Relations
                          8540 Colonnade Center Drive
                                   Suite 501
                         Raleigh, North Carolina 27615
                                (919) 862-1000

   This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of shares of the common stock offered by the selling shareholders. We are registering the shares for sale to provide the selling shareholders with freely tradable securities, but the registration of the shares does not necessarily mean that any of them will actually be offered or sold.

                              SELLING SHAREHOLDERS

   The shares offered under this prospectus may be sold from time to time for the account of the selling shareholders named in the following table. The table also contains information, to our knowledge, regarding the selling shareholders' beneficial ownership of shares of our common stock as of August 31, 2001.

                                                Beneficial Ownership
                                                 Prior to Offering
                                                -------------------- Number of
                                                Number of Percentage Shares to
                     Name                        Shares    of Class   be Sold
                     ----                       --------- ---------- ---------
Robert F. Bleecker.............................     1,400       *        1,400
George Davis...................................       600       *          600
Frank DeFord...................................     5,000       *        5,000
Duplin Investors I, LLC........................     6,500       *        6,500
Duplin Investors II, LLC.......................     6,500       *        6,500
Duplin Investors III, LLC......................     6,500       *        6,500
Michael F. Easley..............................     2,000       *        2,000
EHW Investments LP.............................     2,500       *        2,500
Essex Woodlands Health Ventures Fund IV........    10,000       *       10,000
Essex Woodlands Health Ventures Fund V.........   566,667     3.4%     566,667
Mary Ann Davis Eubanks.........................     3,000       *        3,000
Robert Ford....................................     5,000       *        5,000
Franklin Street Trust Co., Small Cap Fund......   184,833     1.2%     184,833
Richard V. Fulp................................       500       *          500
Greystone Investments LLC......................     5,000       *        5,000
HMW Investments Limited Partnership............     2,000       *        2,000
Albert Hummell.................................    10,000       *       10,000
Jeanne H. Jordan Rev Trust, William Rand Jor-
 dan, Trustee..................................     1,500       *        1,500
Elizabeth Kearns...............................     5,000       *        5,000
Elizabeth W. Kearns............................     5,000       *        5,000
Thomas Kearns..................................    15,000       *       15,000
Tom Kearns III.................................     5,000       *        5,000
Peter T. Loftin................................     2,500       *        2,500
Patsy McConnell................................     5,000       *        5,000
McCoy Investment Enterprises, LLLP.............       300       *          300
William M. Moore, Jr. Charitable Remainder
 Trust.........................................    10,000       *       10,000
Parkdale 100, LLC..............................    15,000       *       15,000
Anthony E. Rand................................     1,400       *        1,400
Royce O. Reynolds, Trustee.....................     4,000       *        4,000
Joseph Riccardo................................    10,000       *       10,000
Paul J. Rizzo..................................     4,900       *        4,900
SMALLCAP World Fund, Inc.......................   960,000     5.8%     960,000
G. Gregory Smith...............................     1,500       *        1,500
Weaver Foundation, Inc.........................     5,900       *        5,900
                                                ---------    ----    ---------
Totals......................................... 1,960,000    11.9%   1,960,000
                                                =========    ====    =========

--------
*  Less than 1%

   We issued an aggregate of 1,960,000 shares of our common stock to the selling shareholders in connection with our $29.4 million private placement in May 2001. We agreed to register all of these shares, and to pay substantially all of the expenses of offering them under this prospectus.

                              PLAN OF DISTRIBUTION

   The selling shareholders may offer the shares at various times in one or more of the following transactions:

  . on the Nasdaq National Market;

  . in the over-the-counter market;

  . in transactions other than market transactions;

  . in connection with short sales of shares of our common stock;

  . by pledge to secure debts or other obligations;

  . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

  . in a combination of any of the above.

   The selling shareholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices.

   In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.

   The selling shareholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they have acted as agents.

   The selling shareholders and any broker-dealers who act in connection with the sale of the shares hereunder might be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the shares might be deemed to be underwriting discounts and commissions under the Securities Act.

   Neither we nor the selling shareholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling shareholders, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

   We will pay all of the expenses of the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. We also agreed to indemnify the selling shareholders and related persons against liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   We have advised the selling shareholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With limited exceptions, Regulation M precludes the selling shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of this might affect the marketability of the shares offered hereby.

   This offering will terminate on the earlier of (1) the date on which all of the shares are eligible for resale in a three-month period pursuant to Rule 144 under the Securities Act, or (2) the date on which all shares offered by this prospectus have been sold by the selling shareholders.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000 as set forth in their report, which is incorporated by reference in the registration statement. Our consolidated financial statements are incorporated by reference in this prospectus in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Company................................................................   2
Special Note Regarding Forward-Looking Statements..........................   4
Risk Factors...............................................................   5
Where You Can Find More Information........................................  11
Use of Proceeds............................................................  12
Selling Shareholders.......................................................  13
Plan of Distribution.......................................................  14
Experts....................................................................  15
Legal Matters..............................................................  15

                               ----------------



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,960,000 Shares

                          SALIX PHARMACEUTICALS, LTD.

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------

                                      , 2001



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits

  Exhibit
    No.                                 Description
  -------                               -----------

  3.1(a)   Memorandum of Association of Salix Holdings, Ltd.

  3.1.1(c) Notice of Amendment to Memorandum and Articles of Association dated
           March 3, 1998.

  3.1.2(k) Amendment to Memorandum of Association dated November 11, 1998.

  3.2(a)   Articles of Association of Salix Pharmaceuticals, Ltd., as amended.

  4.1(a)   Form of Common Share Certificate.

  4.2(a)   Form of Warrant to purchase Common Shares.

  4.3(a)   Form of Warrant to purchase Common Shares.

  4.4(k)   Form of Warrant to purchase Common Stock issued November 9, 2000.

  4.5(k)   Warrant to purchase Common Stock issued to Leerink Swann & Company dated November 9, 2000.

  5.1      Opinion of Wyrick Robbins Yates & Ponton LLP (filed with Amendment
            No. 1).

 10.1(a)   Form of Indemnification Agreement between the Registrant and each of its officers and directors.

 10.2(a)   Form of 1994 Stock Plan for Salix Pharmaceuticals, Ltd. And form of
            Stock Option and Restricted Stock Purchase Agreements thereunder.

 10.3(l)   Form of 1996 Stock Plan for Salix Pharmaceuticals, Ltd. and form of
            Notice of Stock Option Grant and Stock Option Agreement thereunder, as amended March 12, 2001.

 10.4(b)   Amendment Agreement effective as of September 17, 1992 by and among
            Glycyx Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and
            Biorex Laboratories, Ltd.

 10.5(b)   License Agreement, dated September 17, 1992 between Biorex
            Laboratories Limited and Glycyx Pharmaceuticals, Ltd. and letter agreement amendments thereto.

 10.6(b)   Research and Development Agreement dated September 21, 1992 between
            Glycyx Pharmaceuticals, Ltd. and AB Astra and letter agreement amendments thereto.

 10.7(b)   Distribution Agreement dated September 21, 1992 between Glycyx
            Pharmaceuticals, Ltd. and AB Astra.

 10.8(b)   Amended and Restated License Agreement by and between Salix
            Pharmaceuticals, Inc. and Biorex Laboratories, Limited, dated April
            16, 1993.

 10.9(b)   Co-Participation Agreement, dated April 30, 1993 between Salix
            Pharmaceuticals, Inc. and AB Astra as amended by Amendment No. 1 thereto effective September 30, 1993.

 10.9.1(c) Letter Agreement dated October 16, 1998 to Co-Participation
            Agreement dated April 30, 1993 by and between Salix
            Pharmaceuticals, Inc. and AB Astra.

 10.10(b)  Manufacturing Agreement, dated September 15, 1993 between Courtaulds
            Chemicals Limited and Glycyx Pharmaceuticals, Ltd.

 10.11(b)  Distribution Agreement, dated September 23, 1994 between Glycyx
            Pharmaceuticals, Ltd. and Menarini International Operations
            Luxembourg SA and amendments thereto.

 10.12(b)  License Agreement, dated June 24, 1996, between Alfa Wassermann
            S.p.A. and Salix Pharmaceuticals, Ltd.

  Exhibit
    No.                                 Description
  -------                               -----------
 10.13(b)  Supply Agreement, dated June 24, 1996, between Alfa Wassermann
            S.p.A. and Salix Pharmaceuticals, Ltd.

 10.14(a)  Lease dated January 1, 1992 by and between Kontrabecki Mason
            Developers and Salix Pharmaceuticals, Inc., as amended.

 10.15(d)  Consulting Agreement dated July 31, 1998 between Salix
            Pharmaceuticals, Ltd. and James Shook.

 10.16(e)  Severance Agreement and Mutual Release dated January 6, 1999 between
            Salix Pharmaceuticals, Ltd. and David Boyle.

 10.17(e)  Letter of Intent dated March 5, 1999 between Glycyx Pharmaceuticals,
            Ltd. and Fujirebio.

 10.18(f)  Employment Agreement effective May 6, 1999 between Salix
            Pharmaceuticals, Ltd. and Randy W. Hamilton.

 10.19(f)  Employment Agreement effective May 6, 1999 between Salix
            Pharmaceuticals, Ltd. and Dr. Lorin K. Johnson.

 10.20(j)  Employment Agreement effective May 6, 2000 between Salix
            Pharmaceuticals, Ltd. and Robert P. Ruscher.

 10.21(f)  Employment Agreement effective May 6, 1999 between Salix
            Pharmaceuticals, Ltd. and John Brough.

 10.22(g)  Termination and Settlement Agreement dated as of December 22, 1999, by and between Astra AB and Salix Pharmaceuticals Inc. (a wholly owned subsidiary of Salix Pharmaceuticals, Ltd.).

 10.23(g)  Agreement dated December 22, 1999, between Glycyx Pharmaceuticals,
            Ltd. (a wholly owned subsidiary of Salix Pharmaceuticals, Ltd.) and Astra AB.

 10.24(h)  Shareholder Protection Rights Agreement, dated as of January 13,
            2000 between Salix Pharmaceuticals, Ltd. and Montreal Trust Company of Canada.

 10.25(j)* Agreement between Glycyx Pharmaceuticals, Ltd. and Shire
            Pharmaceuticals Group, PLC

 10.26(j)* Agreement between Biorex Laboratories Limited and Glycyx
            Pharmaceuticals, Ltd.

 10.27(j)  Employment Agreement effective May 15, 2000 between Salix
            Pharmaceuticals, Ltd. and Robert P. Ruscher.

 10.28(m)  Form of Common Stock Purchase Agreement for May 2001 private placement.

 10.29(n)  Lease Agreement dated June 30, 2000 by and between Colonnade
            Development, LLC and Salix Pharmaceuticals, Inc.

 21.1(a)   Subsidiaries of the Registrant.

 23.1      Consent of Ernst & Young LLP, Independent Auditors

 23.2      Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit
            5.1).

 24.1      Power of Attorney (see page II-5 of the initial filing of this Form
            S-3).

--------
 * Confidential treatment granted.
(a) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-33781), which the United States Securities and Exchange Commission declared effective on October 16, 1997.
(b) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-33781), which the United States Securities and Exchange Commission declared effective on October 16, 1997. The Registrant has received confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the United States Securities and Exchange Commission.

(c) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 1998.
(d) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 1998.
(e) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
(f) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 1999.
(g) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated December 28, 1999.
(h) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated January 13, 2000.
(i) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.
(j) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the six months ended June 30, 2000.
(k) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.
(l) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (Registration No. 333-63604), filed June 22, 2001.
(m) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated May 30, 2001.
(n) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certified that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on this 24th day of September, 2001.


                                          SALIX PHARMACEUTICALS, LTD.

                                                  /s/ Robert P. Ruscher
                                          By: _________________________________
                                                     Robert P. Ruscher
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             Signature                       Capacity                Date
             ---------                       --------                ----

      /s/ Robert P. Ruscher         Director, President and      September 24,
 _________________________________   Chief Executive Officer         2001
         Robert P. Ruscher           (Principal Executive
                                     Officer)

      /s/ Adam C. Derbyshire        Chief Financial Officer      September 24,
 _________________________________   (Principal Financial and        2001
         Adam C. Derbyshire          Accounting Officer)


      /s/ John F. Chappell*         Director                     September 24,
 _________________________________                                   2001
          John F. Chappell

     /s/ Thomas A. D'Alonzo*        Director                     September 24,
 _________________________________                                   2001
         Thomas A. D'Alonzo


      /s/ Richard A. Franco*        Director                     September 24,
 _________________________________                                   2001
         Richard A. Franco

      /s/ Randy W. Hamilton*        Director and Chairman        September 24,
 _________________________________                                   2001
         Randy W. Hamilton


   *By: /s/ Adam C. Derbyshire*     Attorney-in-fact
   _______________________________
         Adam C. Derbyshire